

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Jack Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

> **Re: Supernus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2010 and amended February 22, 2011**
> **File No. 333-171375**

Dear Mr. Khattar:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact John L. Krug at (202) 551-3862 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Paul M. Kinsella, Esq.
    Ropes & Gray LLP
    Prudential Tower
    800 Boylston Street
    Boston, MA 02199-3600